03019332

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

LONG BEACH SECURITIES CORP. — 0001119605
(Exact Name of Registrant as Specified in Charter) — (Registrant CIK Number)

Form 8-K For 4-2-03 (filed April 3, 2003) — 333-41712 333-90550
(Electronic Report, Schedule or Registration Statement of Which the Documents are a Part (Give Period of Report)) — (SEC File Number, if Available)

____
(Name of Person Filing the Document (if Other Than the Registrant))

SIGNATURES

Filings Made by the Registrant. The registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized in the city of Seattle, state of Washington, April 2, 2003.

Long Beach Securities Corp.
(Registrant)

By [signature], Vice President
(Name and Title)

Filings Made by Persons Other Than the Registrant. After reasonable inquiry and to the best of my knowledge and belief, I certify on ______________________, 200_, that the information set forth in this statement is true and complete.

By______________________
(Name)

____
(Title)

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): April 2, 2003

LONG BEACH SECURITIES CORP.

(as depositor under the Pooling and Servicing Agreement, dated as of April 1, 2003, providing for the issuance of Asset-Backed Certificates, Series 2003-2)

(Exact name of registrant as specified in its charter)

Delaware	333-90550	33-0917586
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification Number)

1100 Town & Country Road
Suite 1600
Orange, California
(Address of Principal Executive Offices)

92868
(Zip Code)

Registrant's telephone number, including area code: (714) 541-5378

Item 5. Other Events

Description of the Certificates and the Mortgage Pool

As of the date hereof, Long Beach Securities Corp. (the "Registrant") has caused to be filed with the Securities and Exchange Commission (the "Commission") pursuant to the Commission's Rule 424 a Prospectus Supplement to its Prospectus, dated July 30, 2002, in connection with the Registrant's issuance of a series of certificates, entitled Long Beach Mortgage Loan Trust 2003-2, Asset-Backed Certificates, Series 2003-2 (the "2003-2 Certificates"), to be issued pursuant to a pooling and servicing agreement, dated as of April 1, 2003, among the Registrant as depositor (the "Depositor"), Long Beach Mortgage Company as master servicer ("Master Servicer") and Deutsche Bank National Trust Company as trustee. The Registrant, Master Servicer, Greenwich Capital Markets, Inc., Banc One Capital Markets, Inc. (together, Greenwich Capital Markets, Inc. and Banc One Capital Markets, Inc. are the "Co-Lead Underwriters"), Credit Suisse First Boston LLC, Deutsche Bank Securities Inc. and WaMu Capital Corp. have entered into an Underwriting Agreement dated as of March 18, 2003 for the purchase of the Class AF Certificates, Class AV Certificates, Class S-1 Certificates, Class S-2 Certificates, Class M-1 Certificates, Class M-2 Certificates, Class M-3 Certificates, Class M-4 Certificates and Class M-5 Certificates (the "Underwritten Certificates"). The 2003-2 Certificates will represent in the aggregate the entire beneficial ownership interests in a trust fund (the "Trust Fund") consisting primarily of a pool of fully amortizing fixed rate and adjustable rate, first lien and second lien residential mortgage loans having original terms to maturity up to 30 years (the "Mortgage Loans").

Computational Materials

The Co-Lead Underwriters have advised the Registrant that they have furnished to certain prospective purchasers of Certificates certain materials, herein referred to as "Computational Materials", in written form, which Computational Materials are in the nature of data tables and term sheet information relating to the Mortgage Loans or other assets of the Trust Fund, the structure of the Underwritten Certificates and terms of certain classes of Underwritten Certificates, and the hypothetical characteristics and hypothetical performance of certain classes of Underwritten Certificates under certain assumptions and scenarios.

The Computational Materials have been provided by the Co-Lead Underwriters. The information in the Computational Materials is preliminary and will be superseded by the Prospectus Supplement relating to the Certificates and by any other information subsequently filed with the Commission.

The Computational Materials were prepared by the Co-Lead Underwriters at the request of certain prospective investors. The Computational Materials may be based on information that differs from the information set forth in the Prospectus Supplement.

Item 7. Financial Statements and Exhibits.

(a) Not applicable

(b) Not applicable

(c) Exhibits

Exhibit No.	Description
99.1	Computations Materials (as defined in Item 5) that have been provided by Greenwich Capital Markets, Inc. and Banc One Capital Markets, Inc. to certain prospective purchasers of Long Beach Mortgage Loan Trust Asset-Backed Certificates, Series 2003-2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: April 2, 2003

LONG BEACH SECURITIES CORP.

By: ____________________
Name: Jeffery A Sorensen
Title: Vice President

Index to Exhibits

Exhibit No.	Description	Sequentially Numbered Page
99.1	Computations Materials (as defined in Item 5) that have been provided by Greenwich Capital Markets, Inc. and Banc One Capital Markets, Inc. to certain prospective purchasers of Long Beach Mortgage Loan Trust Asset-Backed Certificates, Series 2003-2	P

EXHIBIT 99.1

FILED BY PAPER

Long Beach Mortgage Loan Trust 2003-2

Marketing Materials

Long Beach Mortgage
Specialty Home Loans

Washington Mutual

$889,830,000 (Approximate)

Long Beach Mortgage Company
Seller and Master Servicer

RBS Greenwich Capital **Banc One Capital Markets**
Co-Lead Underwriters

Co-Underwriters
Credit Suisse First Boston
Deutsche Bank Securities
WaMu Capital Corp.

Preliminary Term Sheet ***Date Prepared: March 13, 2003***

$889,830,000 (Approximate)
Long Beach Mortgage Loan Trust 2003-2

Class[1,3]	Principal Amount ($)	WAL (Years) Call/Mat [2]	Pymt Window (Mths) Call/Mat[2]	Expected Rating (Moody's/S&P/Fitch)	Assumed Final Distribution	Certificate Type
AF [4]	$50,000,000	3.00/3.33	1-90/1-219	Aaa/AAA/AAA	April 2033	Fixed Rate Pass Through Senior
AV [4]	$694,620,000	2.53/2.73	1-90/1-198	Aaa/AAA/AAA	April 2033	Floating Rate Senior
M-1 [4]	$61,510,000	5.14/5.66	40-90/40-184	Aa2/AA/AA	April 2033	Floating Rate Subordinate
M-2 [4]	$50,410,000	5.08/5.55	38-9038-151	A2/A/A	April 2033	Floating Rate Subordinate
M-3 [4]	$10,170,000	5.06/5.46	38-90/38-131	A3/A-/A-	April 2033	Floating Rate Subordinate
M-4 [4]	$13,410,000	5.06/5.40	38-90/38-125	Baa1/BBB+/BBB+	April 2033	Floating Rate Subordinate
M-5 [4]	$9,710,000	5.04/5.30	37-90/37-115	Baa2/BBB/BBB	April 2033	Floating Rate Subordinate
S-1 [5]	Notional	N/A	N/A	Aaa/AAA/AAA	July 2005	Fixed Rate IO
S-2 [5]	Notional	N/A	N/A	Aaa/AAA/AAA	July 2005	Fixed Rate IO
Total:	**$889,830,000**					

(1) The Class AF and Class S-1 Certificates are backed primarily by the cash flow from the Group I Mortgage Loans (as defined herein). The Class AV and Class S-2 Certificates are backed primarily by the cash flow from the Group II Mortgage Loans (as defined herein). The Class M-1, Class M-2, Class M-3, Class M-4 and Class M-5 Certificates are backed by the cash flows from the Group I Mortgage Loans and the Group II Mortgage Loans. The principal balance of each Class of Offered Certificates (as defined herein) is subject to a 10% variance.

(2) See "Pricing Prepayment Speed" herein.

(3) The Offered Certificates (other than the Class S Certificates) are priced to the Clean-up Call. The margin on the Class AV Certificates doubles and the margin on the Class M-1, Class M-2, Class M-3, Class M-4 and Class M-5 Certificates is equal to 1.5x the original margin on the first Distribution Date after the Clean-up Call is exercisable. The fixed-rate coupon on the Class AF Certificates increases by 0.50% on the first Distribution Date after the Clean-up Call is exercisable.

(4) See "Net WAC Rate" herein.

(5) The Class S-1 and Class S-2 Certificates are not entitled to any principal payments, but will accrue interest on the Scheduled Notional Amount described herein.

Depositor:	Long Beach Securities Corp.
Seller and Master Servicer:	Long Beach Mortgage Company.
Sub-Servicer:	Washington Mutual Bank, FA.
Co-Lead Underwriters:	Greenwich Capital Markets, Inc. ("***RBS Greenwich Capital***") and Banc One Capital Markets, Inc.
Co-Underwriters:	Credit Suisse First Boston Deutsche Bank Securities WaMu Capital Corp.
Trustee:	Deutsche Bank National Trust Company.

Offered Certificates: The Class AF Certificates, the Class AV Certificates, the Class S-1 and the Class S-2 Certificates are collectively referred to herein as the "***Senior Certificates***." The Class S-1 and the Class S-2 Certificates are collectively referred to herein as the "***Class S Certificates***." The Class M-1, Class M-2, Class M-3, Class M-4 and Class M-5 Certificates are collectively referred to herein as the "***Subordinate Certificates***." The Senior Certificates and the Subordinate Certificates are collectively referred to herein as the "***Offered Certificates***."

Federal Tax Status: It is anticipated that the Offered Certificates generally will represent ownership of REMIC regular interests for tax purposes.

Registration: The Offered Certificates will be available in book-entry form through DTC and only upon request through Clearstream, Luxembourg and the Euroclear System.

Statistical Calculation Date: February 27, 2003. **The principal balances of the Mortgage Loans are as of the Statistical Calculation Date and are subject to a plus/minus 10% variance.**

Cut-off Date: April 1, 2003.

Expected Pricing Date: On or about March 14, 2003.

Expected Closing Date: On or about April 4, 2003.

Distribution Date: The 25th day of each month (or if not a business day, the next succeeding business day) commencing in May 2003.

Accrued Interest: The price to be paid by investors for the Offered Certificates (other than the Class AF and Class S Certificates) will not include accrued interest (settling flat). The Class AF and Class S Certificates will settle with accrued interest. The price to be paid by investors for the Class AF and Class S Certificates will include accrued interest from April 1, 2003, up to, but not including, the Closing Date (3 days).

Interest Accrual Period: The interest accrual period for each Distribution Date with respect to the Offered Certificates (other than the Class AF and Class S Certificates) will be the period beginning with the previous Distribution Date (or, in the case of the first Distribution Date, the Closing Date) and ending on the day prior to such Distribution Date (on an actual/360 basis). The interest accrual period for the Class AF and Class S Certificates with respect to any Distribution Date will be the calendar month immediately preceding such Distribution Date (based on a 360-day year consisting of twelve 30-day months).

ERISA Eligibility: The Offered Certificates are expected to be ERISA eligible.

SMMEA Eligibility: The Offered Certificates are not expected to constitute "mortgage related securities" for purposes of SMMEA.

Clean-up Call: The terms of the transaction allow for a clean-up call of the Mortgage Loans and the retirement of the Offered Certificates (the "***Clean-up Call***"), which may be exercised once the aggregate principal balance of the Mortgage Loans is less than or equal to 10% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date.

Pricing Prepayment Speed: The Offered Certificates will be priced based on the following collateral prepayment assumptions:

FRM Loans:
115% PPC (100% PPC: 4.00% - 20.00% CPR over 12 months and remaining at 20.00% thereafter).

ARM Loans:
100% PPC (100% PPC: 27.00% CPR)

Mortgage Loans: The Mortgage Loans will consist of a pool of fixed-rate and adjustable-rate, fully-amortizing, one- to four-family, first and second lien residential mortgage loans. The description of the Mortgage Loans is on the basis of their actual principal balances on February 27, 2003. As of the Statistical Calculation Date, the mortgage pool consisted of the Mortgage Loans consist of 4,941 loans, with an aggregate principal balance of $924,851,213, of which: (i) approximately $62,095,852 consist of a pool of fixed-rate Mortgage Loans (the "***Group I Mortgage Loans***") and (ii) approximately $862,755,360 consist of a pool of fixed and adjustable-rate mortgage loans (the "***Group II Mortgage Loans***" and together with the Group I Mortgage Loans, the "***Mortgage Loans***"). See the attached collateral descriptions for additional information on the Mortgage Loans.

Pass-Through Rate: The "***Pass-Through Rate***" on each Class of Offered Certificates (other than the Class AF and Class S Certificates) for any Distribution Date (other than the first Distribution Date) will be equal to the lesser of (i) the related Formula Rate and (ii) the related Net WAC Rate.

The Pass-Through Rate on the Class AF Certificates will be equal to the lesser of (i) the fixed rate coupon and (ii) the Group I Net WAC Rate.

The Pass-Through Rate on the Class S Certificates will be 4.25% for the first 27 Distribution Dates and 0.00% thereafter.

Formula Rate: The "***Formula Rate***" on each Class of Offered Certificates (other than the Class AF and Class S Certificates) is equal to the lesser of (i) One Month LIBOR plus the margin for such Class and (ii) the related Maximum Cap.

Adjusted Net Mortgage Rate: The "***Adjusted Net Mortgage Rate***" for each Mortgage Loan is equal to the loan rate less the sum of (i) the servicing fee rate and (ii) the trustee fee rate.

Adjusted Net Maximum Mortgage Rate: The "***Adjusted Net Maximum Mortgage Rate***" for each Mortgage Loan is equal to the maximum loan rate (or the loan rate in the case of any fixed rate Mortgage Loan) less the sum of (i) the servicing fee rate and (ii) the trustee fee rate.

Group I Net WAC Rate: The "***Group I Net WAC Rate***" for the Class AF Certificates is equal to (i) the weighted average of the Adjusted Net Mortgage Rates of the Group I Mortgage Loans less (ii) the Pass-Through Rate on the Class S-1 Certificates multiplied by the notional amount thereof and divided by the principal balance of the Group I Mortgage Loans.

Group II Net WAC Rate: The "***Group II Net WAC Rate***" for the Class AV Certificates is equal to (i) the weighted average of the Adjusted Net Mortgage Rates of the Group II Mortgage Loans less (ii) the Pass-Through Rate on the Class S-2 Certificates multiplied by the notional amount thereof and divided by the principal balance of the Group II Mortgage Loans (adjusted to an effective rate reflecting the accrual of interest on an actual/360 basis).

Subordinate Net WAC Rate: The "***Subordinate Net WAC Rate***" for the Subordinate Certificates is equal to (i) the weighted average of the Adjusted Net Mortgage Rates of the Mortgage Loans, weighted in proportion to the results of subtracting from the aggregate principal balances of each loan group, the current principal amount of the related class of Senior Certificates (other than the Class S Certificates), less (ii) the sum of (A) the Pass-Through Rate on the Class S-1 Certificates multiplied by the notional amount thereof and (B) the Pass-Through Rate on the Class S-2 Certificates multiplied by the notional amount thereof, and divided by the principal balance of the Mortgage Loans (adjusted to an effective rate reflecting the accrual of interest on an actual/360 basis).

Group II Maximum Cap: The "***Group II Maximum Cap***" for the Class AV Certificates is equal to (i) the weighted average of the Adjusted Net Maximum Mortgage Rates of the Group II Mortgage Loans less (ii) the Pass-Through Rate on the Class S-2 Certificates multiplied by the notional amount thereof and divided by the principal balance of the Group II Mortgage Loans (adjusted to an effective rate reflecting the accrual of interest on an actual/360 basis).

Subordinate Maximum Cap: The "***Subordinate Maximum Cap***" for the Subordinate Certificates is equal to (i) the weighted average of the Adjusted Net Maximum Mortgage Rates of the Mortgage Loans, weighted in proportion to the results of subtracting from the aggregate principal balances of each loan group, the current principal amount of the related class of Senior Certificates (other than the Class S Certificates), less (ii) the sum of (A) the Pass-Through Rate on the Class S-1 Certificates multiplied by the notional amount thereof and (B) the Pass-Through Rate on the Class S-2 Certificates multiplied by the notional amount thereof, and divided by the principal balance of the Mortgage Loans (adjusted to an effective rate reflecting the accrual of interest on an actual/360 basis).

Net WAC Rate Carryover Amount: If on any Distribution Date the Pass-Through Rate for any Class of Offered Certificates (other than the Class AF and Class S Certificates) is limited by the related Net WAC Rate, the "***Net WAC Rate Carryover Amount***" for such Class is equal to the sum of (i) the excess of (a) the amount of interest that would have accrued on such class based on the related Formula Rate over (b) the amount of interest actually accrued on such class based on the related Net WAC Rate and (ii) the unpaid portion of any Net WAC Rate Carryover Amount from the prior Distribution Date together with accrued interest thereon at the related Formula Rate. Any Net WAC Rate Carryover Amount will be paid on such Distribution Date or future Distribution Dates to the extent of funds available.

Yield Maintenance Agreement:	On the Closing Date, the Trustee will enter into the "***Yield Maintenance Agreement***" to make payments in respect of any Net WAC Rate Carryover Amounts on the Offered Certificates (other than the Class AF and Class S Certificates) as described herein. On each Distribution Date, the counterparty to the Yield Maintenance Agreement will be obligated to make a payment to the trust equal to the product of (a) the excess, if any, of (i) One Month LIBOR, subject to a maximum of [9.25]% over (ii) the strike price for such Distribution Date specific on the Yield Maintenance Agreement Schedule herein, accrued during the related Interest Accrual Period for the Offered Certificates (other than the Class AF and Class S Certificates) and (b) the notional balance for such Distribution Date specified on the Yield Maintenance Agreement Schedule herein. The Yield Maintenance Agreement will terminate after the Distribution Date in August 2005.
Credit Enhancement:	Consists of the following: 1) Excess Cashflow 2) Overcollateralized Amount and 3) Subordination
Excess Cashflow:	The "***Excess Cashflow***" for any Distribution Date will be equal to the available funds remaining after priorities 1) and 2) under "Priority of Distributions."
Overcollateralized Amount:	The "***Overcollateralized Amount***" for any Distribution Date is equal to the excess of the aggregate principal balance of the Mortgage Loans on the last day of the related Due Period (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period) over the sum of the aggregate principal balance of the Offered Certificates and the aggregate principal balance of the Class P Certificates (assuming that 100% of the aggregate Principal Remittance Amount is applied as a principal payment on such Distribution Date). On the Closing Date, the Overcollateralized Amount will be fully funded at approximately 3.80% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date. To the extent the Overcollateralized Amount is reduced below the Overcollateralization Target Amount, Net Monthly Excess Cashflow will be directed to build the Overcollateralized Amount until the Overcollateralization Target Amount is reached.

Overcollateralization Target Amount:

Prior to the Stepdown Date, the "***Overcollateralization Target Amount***" is equal to approximately 3.80% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date.

On or after the Stepdown Date, the Overcollateralization Target Amount is equal to the lesser of (a) approximately 3.80% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date and (b) approximately 7.60% of the aggregate principal balance of the Mortgage Loans for the related Distribution Date, subject to a floor equal to 0.50% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date.

Provided, however, if a Trigger Event has occurred on the related Distribution Date, the Overcollateralization Target Amount shall be equal to the Overcollateralization Target Amount for the previous Distribution Date.

Stepdown Date:

The earlier to occur of
(i) the Distribution Date on which the principal balance of the Class A Certificates has been reduced to zero; and
(ii) the later to occur of
 (x) the Distribution Date occurring in May 2006 and
 (y) the first Distribution Date on which the Credit Enhancement Percentage is greater than or equal to 39.00%.

Credit Enhancement Percentage:

The "***Credit Enhancement Percentage***" for a Distribution Date is equal to (i) the sum of (a) the aggregate principal balance of the Subordinate Certificates and (b) the Overcollateralized Amount divided by (ii) the aggregate principal balance of the Mortgage Loans.

Trigger Event:

A "***Trigger Event***" is in effect on any Distribution Date on or after the Stepdown Date, if either (i) the 60+ delinquency percentage exceeds [45]% of the current Credit Enhancement Percentage or (ii) cumulative realized losses as a percentage of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date are greater than:

Distribution Date	Percentage
May 2006 – April 2007	[3.50]% initially, plus 1/12th of [1.50]% for each month thereafter
May 2007 – April 2008	[5.00]% initially, plus 1/12th of [1.50]% for each month thereafter
May 2008 – April 2009	[6.50]% initially, plus 1/12th of [0.75] % for each month thereafter
May 2009 and thereafter	[7.25]%

Realized Losses:

If a Mortgage Loan becomes a liquidated loan, the net liquidation proceeds relating thereto may be less than the principal balance on such Mortgage Loan. The amount of such insufficiency is a "***Realized Loss***." Realized Losses on the Mortgage Loans will, in effect, be absorbed first by the Excess Cashflow and second by the reduction of the Overcollateralized Amount. Following the reduction of the Overcollateralized Amount to zero, all allocable Realized Losses will be allocated in reverse sequential order, first to the Class M-5 Certificates, then to the Class M-4 Certificates, then to the Class M-3 Certificates and then to the Class M-2 Certificates and then to the Class M-1 Certificates.

Class S Scheduled Notional Amount:

The "***Scheduled Notional Amount***" for each of the Class S Certificates for each Distribution Date will be equal to the lesser of (i) the aggregate principal balance of the Mortgage Loans in the related loan group with minimum Adjusted Net Mortgage Rates in excess of 4.25% and (ii) the amount on the schedule below.

Month	Class S-1 Certificates	Class S-2 Certificates
1	$6,500,000	$143,500,000
2	$6,500,000	$143,500,000
3	$6,500,000	$143,500,000
4	$6,500,000	$143,500,000
5	$6,500,000	$143,500,000
6	$6,500,000	$143,500,000
7	$5,900,000	$129,100,000
8	$5,900,000	$129,100,000
9	$5,900,000	$129,100,000
10	$5,900,000	$129,100,000
11	$5,900,000	$129,100,000
12	$5,900,000	$129,100,000
13	$5,350,000	$118,400,000
14	$5,350,000	$118,400,000
15	$5,350,000	$118,400,000
16	$5,350,000	$118,400,000
17	$5,350,000	$118,400,000
18	$5,350,000	$118,400,000
19	$4,600,000	$100,400,000
20	$4,600,000	$100,400,000
21	$4,600,000	$100,400,000
22	$4,600,000	$100,400,000
23	$4,600,000	$100,400,000
24	$4,600,000	$100,400,000
25	$4,100,000	$90,900,000
26	$4,100,000	$90,900,000
27	$4,100,000	$90,900,000
28	$0	$0

Yield Maintenance Agreement Schedule

Distribution Date (1)	Notional Balance	Strike Price (2)
5/25/2003	N/A	N/A
6/25/2003	$674,758,509	6.49530%
7/25/2003	$655,147,615	6.69366%
8/25/2003	$635,773,883	6.46151%
9/25/2003	$616,628,747	6.44781%
10/25/2003	$597,705,186	6.64285%
11/25/2003	$578,996,765	6.48796%
12/25/2003	$560,499,510	6.68567%
1/25/2004	$542,210,160	6.45087%
2/25/2004	$524,126,804	6.43292%
3/25/2004	$506,311,971	6.86140%
4/25/2004	$488,953,785	6.39770%
5/25/2004	$472,040,147	6.66030%
6/25/2004	$455,559,734	6.42568%
7/25/2004	$439,501,462	6.61831%
8/25/2004	$423,854,511	6.38525%
9/25/2004	$408,608,446	6.36862%
10/25/2004	$393,753,201	6.55760%
11/25/2004	$379,278,518	6.45840%
12/25/2004	$365,174,681	6.65340%
1/25/2005	$351,432,220	6.41806%
2/25/2005	$338,041,874	6.57650%
3/25/2005	$325,005,029	7.86614%
4/25/2005	$312,338,929	7.08198%
5/25/2005	$299,996,332	7.38095%
6/25/2005	$287,969,032	7.12150%
7/25/2005	$276,248,970	7.33567%
8/25/2005	$264,828,297	8.11604%

(1) Subject to business day convention.
(2) Subject to a maximum of [9.25]%..

Priority of Distributions:

Available funds from the Mortgage Loans will be distributed as follows:

1) Interest funds, as follows: first, servicing fees and trustee fees, second, monthly interest plus any previously unpaid interest to the Senior Certificates *pro rata*, generally from the related loan group, third, monthly interest to the Class M-1 Certificates, fourth, monthly interest to the Class M-2 Certificates, fifth, monthly interest to the Class M-3 Certificates, sixth, monthly interest to the Class M-4 Certificates and, seventh, monthly interest to the Class M-5 Certificates.
2) Principal funds, as follows as described under "Principal Paydown:" monthly principal to the Senior Certificates (other than the Class S Certificates) generally *pro rata*, based on the principal collected in the related loan group, then monthly principal to the Class M-1 Certificates, then monthly principal to the Class M-2 Certificates, then monthly principal to the Class M-3 Certificates, then monthly principal to the Class M-4 Certificates, and lastly, monthly principal to the Class M-5 Certificates.
3) Excess Cashflow as follows: as principal to the Offered Certificates (other than the Class S Certificates) to replenish or maintain the Overcollateralized Amount as described under "Principal Paydown," then any unpaid applied interest on the Senior Certificates, pro rata, then any previously unpaid interest to the Class M-1 Certificates, then any unpaid applied Realized Loss amount to the Class M-1 Certificates, then any previously unpaid interest to the Class M-2 Certificates, then any unpaid applied Realized Loss amount to the Class M-2 Certificates, then any previously unpaid interest to the Class M-3 Certificates, then any unpaid applied Realized Loss amount to the Class M-3 Certificates, then any previously unpaid interest to the Class M-4 Certificates, then any unpaid applied Realized Loss amount to the Class M-4 Certificates, then any previously unpaid interest to the Class M-5 Certificates and lastly, any unpaid applied Realized Loss amount to the Class M-5 Certificates.
4) Any proceeds from the Yield Maintenance Agreement to the Offered Certificates (other than the Class AF and Class S Certificates) any related Net WAC Rate Carryover Amount as follows: first to the Class AV Certificates, then to the Class M-1 Certificates, then to the Class M-2 Certificates, then to the Class M-3 Certificates, then to the Class M-4 Certificates and lastly, to the Class M-5 Certificates.
5) Any remaining Excess Cashflow to the Offered Certificates (other than the Class AF and Class S Certificates) any related Net WAC Rate Carryover Amount as follows: first to the Class AV Certificates, then to the Class M-1 Certificates, then to the Class M-2 Certificates, then to the Class M-3 Certificates, then to the Class M-4 Certificates and lastly to the Class M-5 Certificates.
6) Any remaining Excess Cashflow to the holders of the non-offered classes of certificates as further described in the pooling agreement.

Principal Paydown:

1) Prior to the Stepdown Date or if a Trigger Event is in effect, 100% of principal will be paid to the Senior Certificates (other than the Class S Certificates) generally *pro rata*, based on principal collected in the related loan group, provided, however if the Senior Certificates (other than the Class S Certificates) have been retired, principal will be applied sequentially in the following order of priority: i) the Class M-1 Certificates, ii) the Class M-2 Certificates, iii) the Class M-3 Certificates, iv) the Class M-4 Certificates, then v) the Class M-5 Certificates.

2) On or after the Stepdown Date and if a Trigger Event is not in effect, all the Offered Certificates (other than the Class S Certificates) will be entitled to receive payments of principal in the following order of priority: first to the Senior Certificates (other than the Class S Certificates), generally *pro rata*, based on the principal collected in the related loan group, such that the Senior Certificates (other than the Class S Certificates) will have at least 39.00% credit enhancement, second to the Class M-1 Certificates such that the Class M-1 Certificates will have at least 25.70% credit enhancement, third to the Class M-2 Certificates such that the Class M-2 Certificates will have at least 14.80% credit enhancement, fourth to the Class M-3 Certificates such that the Class M-3 Certificates will have at least 12.60% credit enhancement, fifth to the Class M-4 Certificates such that the Class M-4 Certificates will have at least 9.70% credit enhancement and sixth, to the Class M-5 Certificates such that the Class M-5 Certificates will have at least 7.60% credit enhancement (subject, in each case, to any overcollateralization floors).

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayments assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

Weighted Average Life Tables

Class AF To Call

FRM Prepay Speed ARM Prepay Speed	0% PPC 0% CPR	50% PPC 15% CPR	85% PPC 22% CPR	115% PPC 27% CPR	150% PPC 35% CPR	175% PPC 40% CPR	200% PPC 45% CPR
WAL (yr)	16.60	5.94	3.88	3.00	2.27	1.89	1.51
MDUR (yr)	11.94	5.05	3.47	2.74	2.12	1.78	1.44
First Prin Pay	05/25/03	05/25/03	05/25/03	05/25/03	05/25/03	05/25/03	05/25/03
Last Prin Pay	11/25/31	05/25/17	10/25/12	10/25/10	11/25/08	01/25/08	03/25/06

Class AF To Maturity

FRM Prepay Speed ARM Prepay Speed	0% PPC 0% CPR	50% PPC 15% CPR	85% PPC 22% CPR	115% PPC 27% CPR	150% PPC 35% CPR	175% PPC 40% CPR	200% PPC 45% CPR
WAL (yr)	16.64	6.57	4.35	3.33	2.54	2.11	1.51
MDUR (yr)	11.95	5.40	3.78	2.98	2.33	1.96	1.44
First Prin Pay	05/25/03	05/25/03	05/25/03	05/25/03	05/25/03	05/25/03	05/25/03
Last Prin Pay	01/25/33	08/25/31	05/25/26	07/25/21	06/25/17	04/25/15	03/25/06

Class AV To Call

FRM Prepay Speed ARM Prepay Speed	0% PPC 0% CPR	50% PPC 15% CPR	85% PPC 22% CPR	115% PPC 27% CPR	150% PPC 35% CPR	175% PPC 40% CPR	200% PPC 45% CPR
WAL (yr)	18.57	4.78	3.22	2.53	1.78	1.41	1.17
MDUR (yr)	15.61	4.44	3.06	2.42	1.73	1.37	1.15
First Prin Pay	05/25/03	05/25/03	05/25/03	05/25/03	05/25/03	05/25/03	05/25/03
Last Prin Pay	11/25/31	05/25/17	10/25/12	10/25/10	11/25/08	01/25/08	03/25/06

Class AV To Maturity

FRM Prepay Speed ARM Prepay Speed	0% PPC 0% CPR	50% PPC 15% CPR	85% PPC 22% CPR	115% PPC 27% CPR	150% PPC 35% CPR	175% PPC 40% CPR	200% PPC 45% CPR
WAL (yr)	18.62	5.11	3.48	2.73	1.94	1.52	1.17
MDUR (yr)	15.64	4.70	3.27	2.60	1.87	1.48	1.15
First Prin Pay	05/25/03	05/25/03	05/25/03	05/25/03	05/25/03	05/25/03	05/25/03
Last Prin Pay	02/25/33	11/25/29	09/25/23	10/25/19	10/25/15	11/25/13	03/25/06

Weighted Average Life Tables

Class M-1 To Call

FRM Prepay Speed ARM Prepay Speed	0% PPC 0% CPR	50% PPC 15% CPR	85% PPC 22% CPR	115% PPC 27% CPR	150% PPC 35% CPR	175% PPC 40% CPR	200% PPC 45% CPR
WAL (yr)	26.20	9.39	6.29	5.14	4.57	4.65	4.06
MDUR (yr)	19.91	8.34	5.79	4.80	4.31	4.39	3.86
First Prin Pay	05/25/25	10/25/07	05/25/06	08/25/06	01/25/07	05/25/07	03/25/06
Last Prin Pay	11/25/31	05/25/17	10/25/12	10/25/10	11/25/08	01/25/08	05/25/07

Class M-1 To Maturity

FRM Prepay Speed ARM Prepay Speed	0% PPC 0% CPR	50% PPC 15% CPR	85% PPC 22% CPR	115% PPC 27% CPR	150% PPC 35% CPR	175% PPC 40% CPR	200% PPC 45% CPR
WAL (yr)	26.32	10.27	6.96	5.66	4.97	5.19	5.77
MDUR (yr)	19.98	8.96	6.31	5.23	4.66	4.86	5.35
First Prin Pay	05/25/25	10/25/07	05/25/06	08/25/06	01/25/07	05/25/07	03/25/06
Last Prin Pay	12/25/32	09/25/29	12/25/22	08/25/18	02/25/15	04/25/13	07/25/12

Class M-2 To Call

FRM Prepay Speed ARM Prepay Speed	0% PPC 0% CPR	50% PPC 15% CPR	85% PPC 22% CPR	115% PPC 27% CPR	150% PPC 35% CPR	175% PPC 40% CPR	200% PPC 45% CPR
WAL (yr)	26.17	9.39	6.29	5.08	4.24	4.07	3.97
MDUR (yr)	17.50	7.88	5.56	4.59	3.90	3.76	3.68
First Prin Pay	03/25/25	10/25/07	05/25/06	06/25/06	08/25/06	10/25/06	10/25/06
Last Prin Pay	11/25/31	05/25/17	10/25/12	10/25/10	11/25/08	01/25/08	05/25/07

Class M-2 To Maturity

FRM Prepay Speed ARM Prepay Speed	0% PPC 0% CPR	50% PPC 15% CPR	85% PPC 22% CPR	115% PPC 27% CPR	150% PPC 35% CPR	175% PPC 40% CPR	200% PPC 45% CPR
WAL (yr)	26.30	10.18	6.88	5.55	4.59	4.37	4.25
MDUR (yr)	17.55	8.35	5.97	4.94	4.19	4.00	3.91
First Prin Pay	03/25/25	10/25/07	05/25/06	06/25/06	08/25/06	10/25/06	10/25/06
Last Prin Pay	11/25/32	07/25/25	02/25/19	11/25/15	10/25/12	04/25/11	03/25/10

Weighted Average Life Tables

Class M-3 To Call

FRM Prepay Speed ARM Prepay Speed	0% PPC 0% CPR	50% PPC 15% CPR	85% PPC 22% CPR	115% PPC 27% CPR	150% PPC 35% CPR	175% PPC 40% CPR	200% PPC 45% CPR
WAL (yr)	26.17	9.40	6.29	5.06	4.14	3.87	3.67
MDUR (yr)	16.69	7.71	5.47	4.51	3.77	3.55	3.39
First Prin Pay	03/25/25	10/25/07	05/25/06	06/25/06	08/25/06	09/25/06	09/25/06
Last Prin Pay	11/25/31	05/25/17	10/25/12	10/25/10	11/25/08	01/25/08	05/25/07

Class M-3 To Maturity

FRM Prepay Speed ARM Prepay Speed	0% PPC 0% CPR	50% PPC 15% CPR	85% PPC 22% CPR	115% PPC 27% CPR	150% PPC 35% CPR	175% PPC 40% CPR	200% PPC 45% CPR
WAL (yr)	26.29	10.07	6.80	5.46	4.44	4.12	3.89
MDUR (yr)	16.73	8.10	5.82	4.80	4.01	3.76	3.56
First Prin Pay	03/25/25	10/25/07	05/25/06	06/25/06	08/25/06	09/25/06	09/25/06
Last Prin Pay	09/25/32	01/25/23	01/25/17	03/25/14	06/25/11	03/25/10	03/25/09

Class M-4 To Call

FRM Prepay Speed ARM Prepay Speed	0% PPC 0% CPR	50% PPC 15% CPR	85% PPC 22% CPR	115% PPC 27% CPR	150% PPC 35% CPR	175% PPC 40% CPR	200% PPC 45% CPR
WAL (yr)	26.17	9.39	6.29	5.06	4.11	3.82	3.59
MDUR (yr)	15.40	7.43	5.33	4.41	3.68	3.45	3.27
First Prin Pay	03/25/25	10/25/07	05/25/06	06/25/06	07/25/06	08/25/06	07/25/06
Last Prin Pay	11/25/31	05/25/17	10/25/12	10/25/10	11/25/08	01/25/08	05/25/07

Class M-4 To Maturity

FRM Prepay Speed ARM Prepay Speed	0% PPC 0% CPR	50% PPC 15% CPR	85% PPC 22% CPR	115% PPC 27% CPR	150% PPC 35% CPR	175% PPC 40% CPR	200% PPC 45% CPR
WAL (yr)	26.28	9.99	6.73	5.40	4.37	4.03	3.78
MDUR (yr)	15.43	7.74	5.61	4.65	3.88	3.62	3.41
First Prin Pay	03/25/25	10/25/07	05/25/06	06/25/06	07/25/06	08/25/06	07/25/06
Last Prin Pay	08/25/32	04/25/22	06/25/16	09/25/13	01/25/11	11/25/09	12/25/08

Weighted Average Life Tables

Class M-5 To Call

FRM Prepay Speed ARM Prepay Speed	0% PPC 0% CPR	50% PPC 15% CPR	85% PPC 22% CPR	115% PPC 27% CPR	150% PPC 35% CPR	175% PPC 40% CPR	200% PPC 45% CPR
WAL (yr)	26.17	9.40	6.29	5.04	4.08	3.76	3.52
MDUR (yr)	13.79	7.05	5.13	4.26	3.56	3.32	3.13
First Prin Pay	03/25/25	10/25/07	05/25/06	05/25/06	06/25/06	07/25/06	06/25/06
Last Prin Pay	11/25/31	05/25/17	10/25/12	10/25/10	11/25/08	01/25/08	05/25/07

Class M-5 To Maturity

FRM Prepay Speed ARM Prepay Speed	0% PPC 0% CPR	50% PPC 15% CPR	85% PPC 22% CPR	115% PPC 27% CPR	150% PPC 35% CPR	175% PPC 40% CPR	200% PPC 45% CPR
WAL (yr)	26.26	9.86	6.63	5.30	4.28	3.93	3.66
MDUR (yr)	13.82	7.27	5.33	4.43	3.71	3.45	3.24
First Prin Pay	03/25/25	10/25/07	05/25/06	05/25/06	06/25/06	07/25/06	06/25/06
Last Prin Pay	07/25/32	12/25/20	06/25/15	11/25/12	06/25/10	05/25/09	06/25/08

Effective Group II Net WAC Rate

Period	Net WAC Rate (1,2,3)	Period	Net WAC Rate (1,2,3)	Period	Net WAC Rate (1,2,3)
1	N/A	32	9.28446%	63	12.29454%
2	9.02924%	33	8.98469%	64	11.89436%
3	9.06764%	34	9.15926%	65	11.89335%
4	8.99550%	35	10.83022%	66	12.28611%
5	8.97834%	36	9.78007%	67	11.88621%
6	9.01731%	37	10.10442%	68	12.27874%
7	8.95712%	38	9.77641%	69	11.87909%
8	8.99795%	39	10.10056%	70	11.87554%
9	8.91614%	40	9.94609%	71	13.14681%
10	8.89446%	41	10.50500%	72	11.87099%
11	9.00595%	42	10.85248%	73	12.26304%
12	8.84881%	43	10.50001%	74	11.86392%
13	8.90949%	44	10.84732%	75	12.25573%
14	8.81727%	45	10.49519%	76	11.85686%
15	8.86143%	46	10.66506%	77	11.85588%
16	8.76499%	47	12.42293%	78	12.24744%
17	8.73862%	48	11.21760%	79	11.84886%
18	8.78395%	49	11.58830%	80	12.24020%
19	8.72119%	50	11.21137%	81	11.84186%
20	8.77099%	51	11.58227%	82	11.83837%
21	8.66217%	52	11.37599%	83	13.10291%
22	8.69057%	53	11.92605%	84	11.83141%
23	9.14224%	54	12.31988%	85	12.22221%
24	8.82002%	55	11.91887%	86	11.82448%
25	8.91841%	56	12.31246%	87	12.21506%
26	8.79405%	57	11.91169%	88	11.81758%
27	8.86539%	58	11.90811%	89	11.81415%
28	9.13849%	59	12.73382%	90	12.20441%
29	8.98819%	60	11.90869%	91	11.80730%
30	9.28632%	61	12.30194%		
31	8.98583%	62	11.90152%		

(1) Assumes 6 Month LIBOR instantaneously increases to a level beyond the highest maximum obtainable rate on the adjustable rate mortgage loans and is run at the pricing prepayment speed to call.
(2) Includes proceeds from theYield Maintenance Agreement.
(3) Adjusted to actual/360.

Total Mortgage Loan Statistics
As of the Statistical Calculation Date

TOTAL CURRENT BALANCE:	$924,851,213					
NUMBER OF LOANS:	4,941					
			Minimum		**Maximum**	
AVG CURRENT BALANCE:	$187,178.95		$10,000.00		$1,260,000.00	
WAVG GROSS COUPON:	8.2600	%	5.2400	%	14.8500	%
WAVG GROSS MARGIN:	5.4904	%	4.2500	%	7.1250	%
WAVG INITIAL RATE CAP:	1.0924	%	1.0000	%	3.0000	%
WAVG SUBSEQUENT RATE CAP:	1.0000	%	1.0000	%	1.0000	%
WAVG MINIMUM RATE:	8.3447	%	5.2400	%	14.3500	%
WAVG MAXIMUM RATE:	14.3464	%	11.2400	%	20.3500	%
WAVG NEXT RESET:	24	months	3	months	60	months
WAVG COMBINED ORIGINAL LTV:	80.16	%	11.43	%	100.00	%
WAVG ORIGINAL TERM:	352	months	180	months	360	months
WAVG REMAINING TERM:	351	months	168	months	360	months
WAVG FICO SCORE:	603		400		811	

PREPAYMENT BREAKDOWN ($): 63.93 % Prepayment Penalty, 36.07 % No Prepayment Penalty

TOP STATE CONC ($): 46.81 % California, 8.20 % Texas, 5.61 % Colorado
MAXIMUM ZIP CODE CONC ($): 0.68 % 94080

FIRST PAY DATE:	Feb 01, 2002	May 01, 2003
PAID TO DATE:	Jan 01, 2003	Aug 01, 2003
NEXT RATE CHANGE DATE:	May 01, 2003	Mar 01, 2008
MATURE DATE:	Feb 01, 2017	Mar 01, 2033

PRINCIPAL BALANCE ($)	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Calc Date	% of Aggregate Principal Balance Outstanding as of the Stat Calc Date
0.01 - 50,000.00	734	26,373,289.44	2.85
50,000.01 - 100,000.00	1,414	104,225,890.44	11.27
100,000.01 - 150,000.00	709	86,517,081.86	9.35
150,000.01 - 200,000.00	492	86,039,139.80	9.30
200,000.01 - 250,000.00	296	66,598,362.89	7.20
250,000.01 - 300,000.00	192	52,752,169.08	5.70
300,000.01 - 350,000.00	237	78,352,276.01	8.47
350,000.01 - 400,000.00	305	114,624,169.06	12.39
400,000.01 - 450,000.00	156	66,332,950.64	7.17
450,000.01 - 500,000.00	127	61,089,460.44	6.61
500,000.01 - 550,000.00	66	34,855,737.19	3.77
550,000.01 - 600,000.00	70	40,337,384.39	4.36
600,000.01 - 650,000.00	37	23,418,111.77	2.53
650,000.01 - 700,000.00	30	20,275,988.58	2.19
700,000.01 - 750,000.00	31	22,631,142.44	2.45
750,000.01 - 800,000.00	11	8,433,514.44	0.91
800,000.01 - 850,000.00	6	4,980,118.92	0.54
850,000.01 - 900,000.00	7	6,187,583.87	0.67
900,000.01 - 950,000.00	4	3,657,072.45	0.40
950,000.01 - 1,000,000.00	15	14,820,811.96	1.60
1,050,000.01 - 1,100,000.00	1	1,088,957.02	0.12
1,250,000.01 - 1,300,000.00	1	1,260,000.00	0.14
Total	4,941	924,851,212.69	100.00

ORIGINAL TERM (months)	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Calc Date	% of Aggregate Principal Balance Outstanding as of the Stat Calc Date
180	199	19,673,420.79	2.13
240	644	32,589,516.05	3.52
360	4,098	872,588,275.85	94.35
Total	4,941	924,851,212.69	100.00

REMAINING TERM (months)	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Calc Date	% of Aggregate Principal Balance Outstanding as of the Stat Calc Date
168 - 170	2	98,954.26	0.01
171 - 180	197	19,574,466.53	2.12
221 - 230	1	60,291.08	0.01
231 - 240	643	32,529,224.97	3.52
341 - 350	15	1,530,037.19	0.17
351 - 360	4,083	871,058,238.66	94.18
Total	4,941	924,851,212.69	100.00

PROPERTY TYPE	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Calc Date	% of Aggregate Principal Balance Outstanding as of the Stat Calc Date
Single Family	3,817	727,574,800.76	78.67
PUD	401	99,907,912.42	10.80
Condominium	214	33,614,332.73	3.63
Manufactured Housing	299	26,259,083.11	2.84
2 Units	151	24,089,246.21	2.60
4 Units	23	6,659,821.63	0.72
3 Units	22	4,869,117.26	0.53
Townhouse	14	1,876,898.57	0.20
Total	4,941	924,851,212.69	100.00

OCCUPANCY	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Calc Date	% of Aggregate Principal Balance Outstanding as of the Stat Calc Date
Primary	4,630	875,771,908.49	94.69
Non-owner	273	40,028,468.76	4.33
Second Home	38	9,050,835.44	0.98
Total	4,941	924,851,212.69	100.00

PURPOSE	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Calc Date	% of Aggregate Principal Balance Outstanding as of the Stat Calc Date
Cash Out Refinance	2,305	478,856,436.38	51.78
Purchase	1,896	291,004,093.07	31.46
Rate/Term Refinance	740	154,990,683.24	16.76
Total	4,941	924,851,212.69	100.00

COMBINED ORIGINAL LTV (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Calc Date	% of Aggregate Principal Balance Outstanding as of the Stat Calc Date
10.01 - 15.00	1	400,000.00	0.04
20.01 - 25.00	1	74,000.00	0.01
25.01 - 30.00	2	493,911.07	0.05
30.01 - 35.00	2	1,474,191.41	0.16
35.01 - 40.00	3	504,945.00	0.05
40.01 - 45.00	8	2,722,499.37	0.29
45.01 - 50.00	18	4,321,835.63	0.47
50.01 - 55.00	56	10,397,342.98	1.12
55.01 - 60.00	103	17,812,113.16	1.93
60.01 - 65.00	221	38,631,349.77	4.18
65.01 - 70.00	274	60,820,161.45	6.58
70.01 - 75.00	421	96,584,012.15	10.44
75.01 - 80.00	1,357	308,198,636.42	33.32
80.01 - 85.00	1,085	193,691,509.56	20.94
85.01 - 90.00	581	138,153,859.51	14.94
90.01 - 95.00	115	16,869,216.33	1.82
95.01 - 100.00	693	33,701,628.88	3.64
Total	4,941	924,851,212.69	100.00

STATE	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Calc Date	% of Aggregate Principal Balance Outstanding as of the Stat Calc Date
Alabama	78	8,164,497.97	0.88
Alaska	4	823,637.98	0.09
Arizona	82	14,403,198.57	1.56
Arkansas	26	3,546,645.70	0.38
California	1,660	432,945,277.28	46.81
Colorado	241	51,863,037.32	5.61
Connecticut	32	6,800,855.32	0.74
Delaware	3	204,540.04	0.02
Florida	239	31,730,607.89	3.43
Hawaii	1	561,000.00	0.06
Idaho	16	2,007,739.00	0.22
Illinois	240	37,220,212.83	4.02
Indiana	58	4,983,508.29	0.54
Iowa	20	1,519,933.57	0.16
Kansas	14	1,633,771.04	0.18
Kentucky	22	2,180,897.74	0.24
Louisiana	46	6,091,764.24	0.66
Maine	6	1,354,219.02	0.15
Maryland	52	10,850,949.94	1.17
Massachusetts	25	7,746,826.14	0.84
Michigan	164	17,300,387.23	1.87
Minnesota	43	11,664,743.05	1.26
Mississippi	3	214,227.52	0.02
Missouri	90	8,773,844.30	0.95
Montana	20	4,821,873.09	0.52
Nebraska	20	1,972,400.77	0.21
Nevada	59	9,585,087.39	1.04
New Hampshire	5	1,058,036.55	0.11
New Jersey	53	10,881,890.15	1.18
New Mexico	26	3,914,469.48	0.42
New York	97	25,118,990.41	2.72
North Carolina	137	15,518,685.17	1.68
North Dakota	4	304,192.73	0.03
Ohio	112	11,420,443.45	1.23
Oklahoma	31	2,997,174.46	0.32
Oregon	71	9,714,490.18	1.05
Pennsylvania	46	4,647,220.10	0.50
Rhode Island	20	3,614,195.61	0.39
South Carolina	64	5,722,578.98	0.62
South Dakota	3	248,260.36	0.03
Tennessee	79	7,177,661.72	0.78
Texas	563	75,844,770.06	8.20
Utah	76	14,906,828.44	1.61

(continued)

STATE (continued)	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Calc Date	% of Aggregate Principal Balance Outstanding as of the Stat Calc Date
Vermont	1	102,400.00	0.01
Virginia	49	9,155,915.17	0.99
Washington	201	38,231,566.00	4.13
West Virginia	8	708,801.91	0.08
Wisconsin	27	2,209,794.88	0.24
Wyoming	4	387,163.65	0.04
Total	4,941	924,851,212.69	100.00

DOCUMENTATION	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Calc Date	% of Aggregate Principal Balance Outstanding as of the Stat Calc Date
Full Documentation	3,196	565,628,025.20	61.16
Limited Documentation	89	17,444,863.57	1.89
Stated Income Documentation	1,656	341,778,323.92	36.95
Total	4,941	924,851,212.69	100.00

LIEN	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Calc Date	% of Aggregate Principal Balance Outstanding as of the Stat Calc Date
First Lien	4,192	888,095,796.16	96.03
Second Lien	749	36,755,416.53	3.97
Total	4,941	924,851,212.69	100.00

CREDIT GRADE	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Calc Date	% of Aggregate Principal Balance Outstanding as of the Stat Calc Date
A-1	23	3,485,623.36	0.38
A-2	637	133,675,930.24	14.45
A-3	17	3,230,812.62	0.35
A-4	172	40,740,270.70	4.41
A-5	103	25,701,313.54	2.78
A1	731	144,053,233.50	15.58
A2	521	110,222,556.10	11.92
A3	218	58,242,791.54	6.30
AA	549	154,943,343.44	16.75
B-1	412	40,989,835.26	4.43
B-2	109	11,863,470.36	1.28
B-3	82	10,371,089.57	1.12
B-4	8	915,946.89	0.10
B-5	8	935,874.01	0.10
B1	514	63,666,233.32	6.88
B2	108	15,769,793.29	1.71
B3	82	12,609,679.24	1.36
B4	302	53,009,759.93	5.73
C	241	28,223,274.86	3.05
D	104	12,200,380.92	1.32
Total	4,941	924,851,212.69	100.00

FICO	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Calc Date	% of Aggregate Principal Balance Outstanding as of the Stat Calc Date
Not Available	50	4,580,799.13	0.50
351 - 400	2	491,962.56	0.05
401 - 450	30	3,318,653.97	0.36
451 - 500	767	104,561,871.19	11.31
501 - 550	1,356	195,547,303.59	21.14
551 - 600	505	116,260,035.08	12.57
601 - 650	889	195,715,280.92	21.16
651 - 700	905	207,851,629.92	22.47
701 - 750	346	75,400,106.82	8.15
751 - 800	88	20,899,239.28	2.26
801 - 850	3	224,330.23	0.02
Total	4,941	924,851,212.69	100.00

GROSS COUPON (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Calc Date	% of Aggregate Principal Balance Outstanding as of the Stat Calc Date
5.001 - 6.000	145	59,091,951.09	6.39
6.001 - 7.000	687	249,151,252.01	26.94
7.001 - 8.000	635	193,355,394.05	20.91
8.001 - 9.000	557	119,822,503.20	12.96
9.001 - 10.000	943	128,561,688.99	13.90
10.001 - 11.000	1,114	108,156,676.85	11.69
11.001 - 12.000	701	55,364,510.48	5.99
12.001 - 13.000	148	10,740,244.37	1.16
13.001 - 14.000	7	422,053.62	0.05
14.001 - 15.000	4	184,938.03	0.02
Total	4,941	924,851,212.69	100.00

MAXIMUM RATE (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Calc Date	% of Aggregate Principal Balance Outstanding as of the Stat Calc Date
11.001 - 12.000	124	51,145,629.71	7.34
12.001 - 13.000	415	155,635,361.36	22.32
13.001 - 14.000	425	139,567,856.90	20.02
14.001 - 15.000	456	105,056,221.89	15.07
15.001 - 16.000	723	113,761,101.47	16.32
16.001 - 17.000	673	82,024,141.65	11.76
17.001 - 18.000	427	40,458,310.75	5.80
18.001 - 19.000	122	9,245,863.59	1.33
19.001 - 20.000	4	218,878.62	0.03
20.001 - 21.000	2	110,203.59	0.02
Total	3,371	697,223,569.53	100.00

MINIMUM RATE (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Calc Date	% of Aggregate Principal Balance Outstanding as of the Stat Calc Date
5.001 - 6.000	124	51,145,629.71	7.34
6.001 - 7.000	417	156,405,264.28	22.43
7.001 - 8.000	424	139,187,787.33	19.96
8.001 - 9.000	455	104,666,388.54	15.01
9.001 - 10.000	724	113,840,000.53	16.33
10.001 - 11.000	672	81,945,242.59	11.75
11.001 - 12.000	427	40,458,310.75	5.80
12.001 - 13.000	122	9,245,863.59	1.33
13.001 - 14.000	4	218,878.62	0.03
14.001 - 15.000	2	110,203.59	0.02
Total	3,371	697,223,569.53	100.00

GROSS MARGIN (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Calc Date	% of Aggregate Principal Balance Outstanding as of the Stat Calc Date
4.001 - 4.500	241	73,288,091.86	10.51
4.501 - 5.000	622	236,189,579.40	33.88
5.001 - 5.500	5	1,909,437.66	0.27
5.501 - 6.000	1,561	274,624,016.54	39.39
6.001 - 6.500	597	65,657,986.32	9.42
6.501 - 7.000	344	45,444,626.91	6.52
7.001 - 7.500	1	109,830.84	0.02
Total	3,371	697,223,569.53	100.00

NEXT RATE CHANGE DATE	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Calc Date	% of Aggregate Principal Balance Outstanding as of the Stat Calc Date
05/01/03 - 05/31/03	2	509,144.75	0.07
07/01/03 - 07/31/03	6	1,698,803.41	0.24
08/01/03 - 08/31/03	12	3,017,336.91	0.43
09/01/03 - 09/30/03	9	1,440,150.00	0.21
02/01/04 - 02/29/04	3	419,253.91	0.06
03/01/04 - 03/31/04	2	313,050.09	0.04
04/01/04 - 04/30/04	2	223,359.68	0.03
05/01/04 - 05/31/04	6	697,468.81	0.10
06/01/04 - 06/30/04	2	1,267,528.29	0.18
07/01/04 - 07/31/04	18	1,466,117.93	0.21
08/01/04 - 08/31/04	32	4,500,688.31	0.65
09/01/04 - 09/30/04	12	1,878,046.21	0.27
10/01/04 - 10/31/04	13	2,742,038.22	0.39
11/01/04 - 11/30/04	183	27,842,246.05	3.99
12/01/04 - 12/31/04	156	22,173,536.26	3.18
01/01/05 - 01/31/05	536	121,980,885.36	17.50
02/01/05 - 02/28/05	1,401	300,377,442.65	43.08
03/01/05 - 03/31/05	856	175,729,659.35	25.20
04/01/05 - 04/30/05	1	44,759.26	0.01
05/01/05 - 05/31/05	1	91,519.13	0.01
07/01/05 - 07/31/05	1	76,566.17	0.01
08/01/05 - 08/31/05	2	167,383.27	0.02
09/01/05 - 09/30/05	1	47,558.62	0.01
11/01/05 - 11/30/05	6	1,198,214.34	0.17
12/01/05 - 12/31/05	4	341,464.20	0.05
01/01/06 - 01/31/06	15	3,489,529.10	0.50
02/01/06 - 02/28/06	51	13,255,933.89	1.90
03/01/06 - 03/31/06	30	7,713,247.00	1.11
01/01/08 - 01/31/08	1	908,093.36	0.13
02/01/08 - 02/29/08	4	972,020.00	0.14
03/01/08 - 03/31/08	3	640,525.00	0.09
TOTAL	3,371	697,223,569.53	100.00

INITIAL RATE CAP (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Calc Date	% of Aggregate Principal Balance Outstanding as of the Stat Calc Date
1.000	3,233	665,026,100.67	95.38
3.000	138	32,197,468.86	4.62
Total	3,371	697,223,569.53	100.00

SUBSEQUENT RATE CAP (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Calc Date	% of Aggregate Principal Balance Outstanding as of the Stat Calc Date
1.000	3,371	697,223,569.53	100.00
Total	3,371	697,223,569.53	100.00

PRODUCT	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Calc Date	% of Aggregate Principal Balance Outstanding as of the Stat Calc Date
2/28 LIBOR	3,218	661,296,310.06	71.50
3/27 LIBOR	116	26,741,186.04	2.89
5/25 LIBOR	8	2,520,638.36	0.27
6 Month LIBOR	29	6,665,435.07	0.72
Fixed Rate 15 Year	82	14,938,596.86	1.62
Fixed Rate 15 Year 2nd	117	4,734,823.93	0.51
Fixed Rate 20 Year	12	568,923.45	0.06
Fixed Rate 20 Year 2nd	632	32,020,592.60	3.46
Fixed Rate 30 Year	727	175,364,706.32	18.96
Total	4,941	924,851,212.69	100.00

Group I Mortgage Loan Statistics

As of the Statistical Calculation Date

TOTAL CURRENT BALANCE:	$62,095,852					
NUMBER OF LOANS:	441					
			Minimum		**Maximum**	
AVG CURRENT BALANCE:	$140,806.92		$10,000.00		$1,000,000.00	
WAVG GROSS COUPON:	8.0404	%	5.7500	%	14.8500	%
WAVG COMBINED ORIGINAL LTV:	81.71	%	36.70	%	100.00	%
WAVG ORIGINAL TERM:	330	months	180	months	360	months
WAVG REMAINING TERM:	330	months	169	months	360	months
WAVG FICO SCORE:	652		474		790	
PREPAYMENT BREAKDOWN ($):	64.65 % No Prepayment Penalty, 35.35 % Prepayment Penalty					
TOP STATE CONC ($):	47.80 % California, 11.92 % Texas, 4.21 % New York					
MAXIMUM ZIP CODE CONC ($):	1.61 % 78735					
FIRST PAY DATE:			Mar 01, 2002		May 01, 2003	
PAID TO DATE:			Jan 01, 2003		May 01, 2003	
MATURE DATE:			Mar 01, 2017		Mar 01, 2033	

PRINCIPAL BALANCE ($)	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Calc Date	% of Aggregate Principal Balance Outstanding as of the Stat Calc Date
10,000.00 - 50,000.00	145	4,871,943.60	7.85
50,000.01 - 100,000.00	147	10,310,990.03	16.60
100,000.01 - 150,000.00	31	3,787,272.86	6.10
150,000.01 - 200,000.00	25	4,355,834.96	7.01
200,000.01 - 250,000.00	17	3,803,709.30	6.13
250,000.01 - 300,000.00	4	1,101,582.22	1.77
300,000.01 - 350,000.00	13	4,379,292.65	7.05
350,000.01 - 400,000.00	20	7,439,462.69	11.98
400,000.01 - 450,000.00	9	3,850,084.53	6.20
450,000.01 - 500,000.00	9	4,340,271.22	6.99
500,000.01 - 550,000.00	5	2,666,124.93	4.29
550,000.01 - 600,000.00	8	4,642,129.30	7.48
600,000.01 - 650,000.00	1	650,000.00	1.05
650,000.01 - 700,000.00	1	687,499.53	1.11
700,000.01 - 750,000.00	1	719,432.72	1.16
750,000.01 - 800,000.00	2	1,512,000.00	2.43
950,000.01 - 1,000,000.00	3	2,978,221.94	4.80
Total	441	62,095,852.48	100.00

ORIGINAL TERM (months)	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Calc Date	% of Aggregate Principal Balance Outstanding as of the Stat Calc Date
180	54	4,065,760.80	6.55
240	182	9,381,493.39	15.11
360	205	48,648,598.29	78.34
Total	441	62,095,852.48	100.00

REMAINING TERM (months)	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Calc Date	% of Aggregate Principal Balance Outstanding as of the Stat Calc Date
169 - 170	1	57,213.28	0.09
171 - 180	53	4,008,547.52	6.46
221 - 230	1	60,291.08	0.10
231 - 240	181	9,321,202.31	15.01
351 - 360	205	48,648,598.29	78.34
Total	441	62,095,852.48	100.00

PROPERTY TYPE	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Calc Date	% of Aggregate Principal Balance Outstanding as of the Stat Calc Date
Single Family	342	48,772,153.92	78.54
PUD	45	7,530,909.27	12.13
Condominium	22	1,955,533.48	3.15
2 Units	12	1,641,522.03	2.64
Manufactured Housing	13	899,053.03	1.45
4 Units	3	695,681.45	1.12
3 Units	2	466,867.57	0.75
Townhouse	2	134,131.73	0.22
Total	441	62,095,852.48	100.00

OCCUPANCY	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Calc Date	% of Aggregate Principal Balance Outstanding as of the Stat Calc Date
Primary	416	59,172,248.17	95.29
Non-owner	23	1,926,961.70	3.10
Second Home	2	996,642.61	1.61
Total	441	62,095,852.48	100.00

PURPOSE	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Calc Date	% of Aggregate Principal Balance Outstanding as of the Stat Calc Date
Cash Out Refinance	137	29,553,059.52	47.59
Purchase	257	20,416,235.97	32.88
Rate/Term Refinance	47	12,126,556.99	19.53
Total	441	62,095,852.48	100.00

COMBINED ORIGINAL LTV (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Calc Date	% of Aggregate Principal Balance Outstanding as of the Stat Calc Date
35.01 - 40.00	1	39,945.00	0.06
40.01 - 45.00	1	650,000.00	1.05
45.01 - 50.00	2	109,939.73	0.18
50.01 - 55.00	5	1,228,984.94	1.98
55.01 - 60.00	5	406,891.73	0.66
60.01 - 65.00	16	3,179,429.86	5.12
65.01 - 70.00	19	5,099,535.64	8.21
70.01 - 75.00	27	5,933,818.66	9.56
75.01 - 80.00	70	17,847,341.12	28.74
80.01 - 85.00	43	8,973,941.22	14.45
85.01 - 90.00	42	7,971,961.05	12.84
90.01 - 95.00	16	1,190,717.13	1.92
95.01 - 100.00	194	9,463,346.40	15.24
Total	441	62,095,852.48	100.00

STATE	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Calc Date	% of Aggregate Principal Balance Outstanding as of the Stat Calc Date
Alabama	3	554,574.70	0.89
Arizona	7	1,226,447.18	1.98
Arkansas	1	56,000.00	0.09
California	181	29,682,659.46	47.80
Colorado	18	2,497,610.05	4.02
Connecticut	5	1,355,029.89	2.18
Florida	16	1,304,607.25	2.10
Hawaii	1	561,000.00	0.90
Idaho	3	96,620.00	0.16
Illinois	15	2,443,983.88	3.94
Indiana	2	393,098.12	0.63
Iowa	1	31,400.00	0.05
Kentucky	2	53,300.00	0.09
Louisiana	3	167,945.31	0.27
Maine	1	157,136.10	0.25
Maryland	2	787,761.62	1.27
Massachusetts	2	1,072,921.94	1.73
Michigan	5	527,895.71	0.85
Minnesota	1	450,000.00	0.72
Missouri	2	104,800.00	0.17
Montana	2	461,620.43	0.74
Nevada	13	1,133,557.22	1.83
New Jersey	3	647,071.71	1.04
New Mexico	3	572,042.61	0.92
New York	9	2,611,583.91	4.21
North Carolina	9	765,390.29	1.23
Ohio	8	1,117,928.66	1.80
Oklahoma	2	97,734.79	0.16
Oregon	5	273,290.00	0.44
Pennsylvania	5	572,354.06	0.92
Rhode Island	1	81,250.00	0.13
South Carolina	7	530,353.33	0.85
Tennessee	5	231,187.32	0.37
Texas	74	7,399,959.11	11.92
Utah	3	320,500.06	0.52
Virginia	4	904,600.00	1.46
Washington	17	850,637.77	1.37
Total	441	62,095,852.48	100.00

DOCUMENTATION	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Calc Date	% of Aggregate Principal Balance Outstanding as of the Stat Calc Date
Full Documentation	192	27,914,714.91	44.95
Limited Documentation	5	641,191.73	1.03
Stated Income Documentation	244	33,539,945.84	54.01
Total	441	62,095,852.48	100.00

LIEN	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Calc Date	% of Aggregate Principal Balance Outstanding as of the Stat Calc Date
First Lien	229	51,685,539.18	83.24
Second Lien	212	10,410,313.30	16.76
Total	441	62,095,852.48	100.00

CREDIT GRADE	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Calc Date	% of Aggregate Principal Balance Outstanding as of the Stat Calc Date
A-1	2	98,645.47	0.16
A-2	25	3,228,958.47	5.20
A-4	2	252,000.00	0.41
A-5	4	790,291.10	1.27
A1	149	16,261,755.65	26.19
A2	96	11,985,446.86	19.30
A3	28	4,675,835.36	7.53
AA	82	20,240,430.53	32.60
B-1	7	544,334.79	0.88
B-2	4	256,175.00	0.41
B-3	1	39,079.33	0.06
B1	18	1,272,796.35	2.05
B2	4	717,596.26	1.16
B3	1	50,000.00	0.08
B4	8	1,112,539.35	1.79
C	7	398,718.26	0.64
D	3	171,249.70	0.28
Total	441	62,095,852.48	100.00

FICO	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Calc Date	% of Aggregate Principal Balance Outstanding as of the Stat Calc Date
474 - 500	13	1,811,480.31	2.92
501 - 550	41	3,768,901.16	6.07
551 - 600	14	1,566,681.61	2.52
601 - 650	128	18,482,292.89	29.76
651 - 700	171	27,876,300.78	44.89
701 - 750	57	7,379,196.75	11.88
751 - 800	17	1,210,998.98	1.95
Total	441	62,095,852.48	100.00

GROSS COUPON (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Calc Date	% of Aggregate Principal Balance Outstanding as of the Stat Calc Date
5.001 - 6.000	5	1,935,558.49	3.12
6.001 - 7.000	75	25,264,175.93	40.69
7.001 - 8.000	60	15,829,830.47	25.49
8.001 - 9.000	19	2,135,545.71	3.44
9.001 - 10.000	58	3,425,304.25	5.52
10.001 - 11.000	145	9,135,662.94	14.71
11.001 - 12.000	72	3,906,694.31	6.29
12.001 - 13.000	5	325,510.78	0.52
13.001 - 14.000	1	102,375.00	0.16
14.001 - 15.001	1	35,194.60	0.06
Total	441	62,095,852.48	100.00

PRODUCT	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Calc Date	% of Aggregate Principal Balance Outstanding as of the Stat Calc Date
Fixed Rate 15 Year	20	2,851,452.72	4.59
Fixed Rate 15 Year 2nd	34	1,214,308.08	1.96
Fixed Rate 20 Year	4	185,488.17	0.30
Fixed Rate 20 Year 2nd	178	9,196,005.22	14.81
Fixed Rate 30 Year	205	48,648,598.29	78.34
Total	441	62,095,852.48	100.00

Group II Mortgage Loan Statistics

As of the Statistical Calculation Date

TOTAL CURRENT BALANCE:	$862,755,360					
NUMBER OF LOANS:	4,500					
			Minimum		**Maximum**	
AVG CURRENT BALANCE:	$191,723.41		$11,300.00		$1,260,000.00	
WAVG GROSS COUPON:	8.2758	%	5.2400	%	14.5000	%
WAVG GROSS MARGIN:	5.4904	%	4.2500	%	7.1250	%
WAVG INITIAL RATE CAP:	1.0924	%	1.0000	%	3.0000	%
WAVG SUBSEQUENT RATE CAP:	1.0000	%	1.0000	%	1.0000	%
WAVG MINIMUM RATE:	8.3447	%	5.2400	%	14.3500	%
WAVG MAXIMUM RATE:	14.3464	%	11.2400	%	20.3500	%
WAVG NEXT RESET:	24	months	3	months	60	months
WAVG COMBINED ORIGINAL LTV:	80.05	%	11.43	%	100.00	%
WAVG ORIGINAL TERM:	354	months	180	months	360	months
WAVG REMAINING TERM:	353	months	168	months	360	months
WAVG FICO SCORE:	599		400		811	
PREPAYMENT BREAKDOWN ($):	65.99 % Prepayment Penalty, 34.01 % No Prepayment Penalty					
TOP STATE CONC ($):	46.74 % California, 7.93 % Texas, 5.72 % Colorado					
MAXIMUM ZIP CODE CONC ($):	0.65 % 94080					
FIRST PAY DATE:			Feb 01, 2002		Apr 01, 2003	
PAID TO DATE:			Jan 01, 2003		Aug 01, 2003	
NEXT RATE CHANGE DATE:			May 01, 2003		Mar 01, 2008	
MATURE DATE:			Feb 01, 2017		Mar 01, 2033	

PRINCIPAL BALANCE ($)	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Calc Date	% of Aggregate Principal Balance Outstanding as of the Stat Calc Date
0.01 - 50,000.00	589	21,501,345.84	2.49
50,000.01 - 100,000.00	1,267	93,914,900.41	10.89
100,000.01 - 150,000.00	678	82,729,809.00	9.59
150,000.01 - 200,000.00	467	81,683,304.84	9.47
200,000.01 - 250,000.00	279	62,794,653.59	7.28
250,000.01 - 300,000.00	188	51,650,586.86	5.99
300,000.01 - 350,000.00	224	73,972,983.36	8.57
350,000.01 - 400,000.00	285	107,184,706.37	12.42
400,000.01 - 450,000.00	147	62,482,866.11	7.24
450,000.01 - 500,000.00	118	56,749,189.22	6.58
500,000.01 - 550,000.00	61	32,189,612.26	3.73
550,000.01 - 600,000.00	62	35,695,255.09	4.14
600,000.01 - 650,000.00	36	22,768,111.77	2.64
650,000.01 - 700,000.00	29	19,588,489.05	2.27
700,000.01 - 750,000.00	30	21,911,709.72	2.54
750,000.01 - 800,000.00	9	6,921,514.44	0.80
800,000.01 - 850,000.00	6	4,980,118.92	0.58
850,000.01 - 900,000.00	7	6,187,583.87	0.72
900,000.01 - 950,000.00	4	3,657,072.45	0.42
950,000.01 - 1,000,000.00	12	11,842,590.02	1.37
1,050,000.01 - 1,100,000.00	1	1,088,957.02	0.13
1,250,000.01 - 1,300,000.00	1	1,260,000.00	0.15
Total	4,500	862,755,360.21	100.00

ORIGINAL TERM (months)	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Calc Date	% of Aggregate Principal Balance Outstanding as of the Stat Calc Date
180	145	15,607,659.99	1.81
240	462	23,208,022.66	2.69
360	3,893	823,939,677.56	95.50
Total	4,500	862,755,360.21	100.00

REMAINING TERM (months)	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Calc Date	% of Aggregate Principal Balance Outstanding as of the Stat Calc Date
168 - 170	1	41,740.98	0.00
171 - 180	144	15,565,919.01	1.80
231 - 240	462	23,208,022.66	2.69
341 - 350	15	1,530,037.19	0.18
351 - 360	3,878	822,409,640.37	95.32
Total	4,500	862,755,360.21	100.00

PROPERTY TYPE	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Calc Date	% of Aggregate Principal Balance Outstanding as of the Stat Calc Date
Single Family	3,475	678,802,646.84	78.68
PUD	356	92,377,003.15	10.71
Condominium	192	31,658,799.25	3.67
Manufactured Housing	286	25,360,030.08	2.94
2 Units	139	22,447,724.18	2.60
4 Units	20	5,964,140.18	0.69
3 Units	20	4,402,249.69	0.51
Townhouse	12	1,742,766.84	0.20
Total	4,500	862,755,360.21	100.00

OCCUPANCY	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Calc Date	% of Aggregate Principal Balance Outstanding as of the Stat Calc Date
Primary	4,214	816,599,660.32	94.65
Non-owner	250	38,101,507.06	4.42
Second Home	36	8,054,192.83	0.93
Total	4,500	862,755,360.21	100.00

PURPOSE	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Calc Date	% of Aggregate Principal Balance Outstanding as of the Stat Calc Date
Cash Out Refinance	2,168	449,303,376.86	52.08
Purchase	1,639	270,587,857.10	31.36
Rate/Term Refinance	693	142,864,126.25	16.56
Total	4,500	862,755,360.21	100.00

COMBINED ORIGINAL LTV (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Calc Date	% of Aggregate Principal Balance Outstanding as of the Stat Calc Date
10.01 - 15.00	1	400,000.00	0.05
20.01 - 25.00	1	74,000.00	0.01
25.01 - 30.00	2	493,911.07	0.06
30.01 - 35.00	2	1,474,191.41	0.17
35.01 - 40.00	2	465,000.00	0.05
40.01 - 45.00	7	2,072,499.37	0.24
45.01 - 50.00	16	4,211,895.90	0.49
50.01 - 55.00	51	9,168,358.04	1.06
55.01 - 60.00	98	17,405,221.43	2.02
60.01 - 65.00	205	35,451,919.91	4.11
65.01 - 70.00	255	55,720,625.81	6.46
70.01 - 75.00	394	90,650,193.49	10.51
75.01 - 80.00	1,287	290,351,295.30	33.65
80.01 - 85.00	1,042	184,717,568.34	21.41
85.01 - 90.00	539	130,181,898.46	15.09
90.01 - 95.00	99	15,678,499.20	1.82
95.01 - 100.00	499	24,238,282.48	2.81
Total	4,500	862,755,360.21	100.00

STATE	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Calc Date	% of Aggregate Principal Balance Outstanding as of the Stat Calc Date
Alabama	75	7,609,923.27	0.88
Alaska	4	823,637.98	0.10
Arizona	75	13,176,751.39	1.53
Arkansas	25	3,490,645.70	0.40
California	1,479	403,262,617.82	46.74
Colorado	223	49,365,427.27	5.72
Connecticut	27	5,445,825.43	0.63
Delaware	3	204,540.04	0.02
Florida	223	30,426,000.64	3.53
Idaho	13	1,911,119.00	0.22
Illinois	225	34,776,228.95	4.03
Indiana	56	4,590,410.17	0.53
Iowa	19	1,488,533.57	0.17
Kansas	14	1,633,771.04	0.19
Kentucky	20	2,127,597.74	0.25
Louisiana	43	5,923,818.93	0.69
Maine	5	1,197,082.92	0.14
Maryland	50	10,063,188.32	1.17
Massachusetts	23	6,673,904.20	0.77
Michigan	159	16,772,491.52	1.94
Minnesota	42	11,214,743.05	1.30
Mississippi	3	214,227.52	0.02
Missouri	88	8,669,044.30	1.00
Montana	18	4,360,252.66	0.51
Nebraska	20	1,972,400.77	0.23
Nevada	46	8,451,530.17	0.98
New Hampshire	5	1,058,036.55	0.12
New Jersey	50	10,234,818.44	1.19
New Mexico	23	3,342,426.87	0.39
New York	88	22,507,406.50	2.61
North Carolina	128	14,753,294.88	1.71
North Dakota	4	304,192.73	0.04
Ohio	104	10,302,514.79	1.19
Oklahoma	29	2,899,439.67	0.34
Oregon	66	9,441,200.18	1.09
Pennsylvania	41	4,074,866.04	0.47
Rhode Island	19	3,532,945.61	0.41

(continued)

STATE (continued)	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Calc Date	% of Aggregate Principal Balance Outstanding as of the Stat Calc Date
South Carolina	57	5,192,225.65	0.60
South Dakota	3	248,260.36	0.03
Tennessee	74	6,946,474.40	0.81
Texas	489	68,444,810.95	7.93
Utah	73	14,586,328.38	1.69
Vermont	1	102,400.00	0.01
Virginia	45	8,251,315.17	0.96
Washington	184	37,380,928.23	4.33
West Virginia	8	708,801.91	0.08
Wisconsin	27	2,209,794.88	0.26
Wyoming	4	387,163.65	0.04
Total	4,500	862,755,360.21	100.00

DOCUMENTATION	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Calc Date	% of Aggregate Principal Balance Outstanding as of the Stat Calc Date
Full Documentation	3,004	537,713,310.29	62.33
Limited Documentation	84	16,803,671.84	1.95
Stated Income Documentation	1,412	308,238,378.08	35.73
Total	4,500	862,755,360.21	100.00

LIEN	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Calc Date	% of Aggregate Principal Balance Outstanding as of the Stat Calc Date
First Lien	3,963	836,410,256.98	96.95
Second Lien	537	26,345,103.23	3.05
Total	4,500	862,755,360.21	100.00

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.

The information contained herein will be superseded by the description of the mortgage loans contained in the prospectus supplement. Such information supersedes the information in all prior collateral term sheets, if any.

CREDIT GRADE	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Calc Date	% of Aggregate Principal Balance Outstanding as of the Stat Calc Date
A-1	21	3,386,977.89	0.39
A-2	612	130,446,971.77	15.12
A-3	17	3,230,812.62	0.37
A-4	170	40,488,270.70	4.69
A-5	99	24,911,022.44	2.89
A1	582	127,791,477.85	14.81
A2	425	98,237,109.24	11.39
A3	190	53,566,956.18	6.21
AA	467	134,702,912.91	15.61
B-1	405	40,445,500.47	4.69
B-2	105	11,607,295.36	1.35
B-3	81	10,332,010.24	1.20
B-4	8	915,946.89	0.11
B-5	8	935,874.01	0.11
B1	496	62,393,436.97	7.23
B2	104	15,052,197.03	1.74
B3	81	12,559,679.24	1.46
B4	294	51,897,220.58	6.02
C	234	27,824,556.60	3.23
D	101	12,029,131.22	1.39
Total	4,500	862,755,360.21	100.00

FICO	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Calc Date	% of Aggregate Principal Balance Outstanding as of the Stat Calc Date
Not Available	50	4,580,799.13	0.53
351 - 400	2	491,962.56	0.06
401 - 450	30	3,318,653.97	0.38
451 - 500	754	102,750,390.88	11.91
501 - 550	1,315	191,778,402.43	22.23
551 - 600	491	114,693,353.47	13.29
601 - 650	761	177,232,988.03	20.54
651 - 700	734	179,975,329.14	20.86
701 - 750	289	68,020,910.07	7.88
751 - 800	71	19,688,240.30	2.28
801 - 850	3	224,330.23	0.03
Total	4,500	862,755,360.21	100.00

GROSS COUPON (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Calc Date	% of Aggregate Principal Balance Outstanding as of the Stat Calc Date
5.001 - 6.000	140	57,156,392.60	6.62
6.001 - 7.000	612	223,887,076.08	25.95
7.001 - 8.000	575	177,525,563.58	20.58
8.001 - 9.000	538	117,686,957.49	13.64
9.001 - 10.000	885	125,136,384.74	14.50
10.001 - 11.000	969	99,021,013.91	11.48
11.001 - 12.000	629	51,457,816.17	5.96
12.001 - 13.000	143	10,414,733.59	1.21
13.001 - 14.000	6	319,678.62	0.04
14.001 - 15.000	3	149,743.43	0.02
Total	4,500	862,755,360.21	100.00

MAXIMUM RATE (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Calc Date	% of Aggregate Principal Balance Outstanding as of the Stat Calc Date
11.001 - 12.000	124	51,145,629.71	7.34
12.001 - 13.000	415	155,635,361.36	22.32
13.001 - 14.000	425	139,567,856.90	20.02
14.001 - 15.000	456	105,056,221.89	15.07
15.001 - 16.000	723	113,761,101.47	16.32
16.001 - 17.000	673	82,024,141.65	11.76
17.001 - 18.000	427	40,458,310.75	5.80
18.001 - 19.000	122	9,245,863.59	1.33
19.001 - 20.000	4	218,878.62	0.03
20.001 - 21.000	2	110,203.59	0.02
Total	3,371	697,223,569.53	100.00

MINIMUM RATE (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Calc Date	% of Aggregate Principal Balance Outstanding as of the Stat Calc Date
5.001 - 6.000	124	51,145,629.71	7.34
6.001 - 7.000	417	156,405,264.28	22.43
7.001 - 8.000	424	139,187,787.33	19.96
8.001 - 9.000	455	104,666,388.54	15.01
9.001 - 10.000	724	113,840,000.53	16.33
10.001 - 11.000	672	81,945,242.59	11.75
11.001 - 12.000	427	40,458,310.75	5.80
12.001 - 13.000	122	9,245,863.59	1.33
13.001 - 14.000	4	218,878.62	0.03
14.001 - 15.000	2	110,203.59	0.02
Total	3,371	697,223,569.53	100.00

GROSS MARGIN (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Calc Date	% of Aggregate Principal Balance Outstanding as of the Stat Calc Date
4.001 - 4.500	241	73,288,091.86	10.51
4.501 - 5.000	622	236,189,579.40	33.88
5.001 - 5.500	5	1,909,437.66	0.27
5.501 - 6.000	1,561	274,624,016.54	39.39
6.001 - 6.500	597	65,657,986.32	9.42
6.501 - 7.000	344	45,444,626.91	6.52
7.001 - 7.500	1	109,830.84	0.02
Total	3,371	697,223,569.53	100.00

NEXT RATE CHANGE DATE	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Calc Date	% of Aggregate Principal Balance Outstanding as of the Stat Calc Date
05/01/03 - 05/31/03	2	509,144.75	0.07
07/01/03 - 07/31/03	6	1,698,803.41	0.24
08/01/03 - 08/31/03	12	3,017,336.91	0.43
09/01/03 - 09/30/03	9	1,440,150.00	0.21
02/01/04 - 02/29/04	3	419,253.91	0.06
03/01/04 - 03/31/04	2	313,050.09	0.04
04/01/04 - 04/30/04	2	223,359.68	0.03
05/01/04 - 05/31/04	6	697,468.81	0.10
06/01/04 - 06/30/04	2	1,267,528.29	0.18
07/01/04 - 07/31/04	18	1,466,117.93	0.21
08/01/04 - 08/31/04	32	4,500,688.31	0.65
09/01/04 - 09/30/04	12	1,878,046.21	0.27
10/01/04 - 10/31/04	13	2,742,038.22	0.39
11/01/04 - 11/30/04	183	27,842,246.05	3.99
12/01/04 - 12/31/04	156	22,173,536.26	3.18
01/01/05 - 01/31/05	536	121,980,885.36	17.50
02/01/05 - 02/28/05	1,401	300,377,442.65	43.08
03/01/05 - 03/31/05	856	175,729,659.35	25.20
04/01/05 - 04/30/05	1	44,759.26	0.01
05/01/05 - 05/31/05	1	91,519.13	0.01
07/01/05 - 07/31/05	1	76,566.17	0.01
08/01/05 - 08/31/05	2	167,383.27	0.02
09/01/05 - 09/30/05	1	47,558.62	0.01
11/01/05 - 11/30/05	6	1,198,214.34	0.17
12/01/05 - 12/31/05	4	341,464.20	0.05
01/01/06 - 01/31/06	15	3,489,529.10	0.50
02/01/06 - 02/28/06	51	13,255,933.89	1.90
03/01/06 - 03/31/06	30	7,713,247.00	1.11
01/01/08 - 01/31/08	1	908,093.36	0.13
02/01/08 - 02/29/08	4	972,020.00	0.14
03/01/08 - 03/31/08	3	640,525.00	0.09
Total	3,371	697,223,569.53	100.00

INITIAL RATE CAP (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Calc Date	% of Aggregate Principal Balance Outstanding as of the Stat Calc Date
1.000	3,233	665,026,100.67	95.38
3.000	138	32,197,468.86	4.62
Total	3,371	697,223,569.53	100.00

SUBSEQUENT RATE CAP (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Calc Date	% of Aggregate Principal Balance Outstanding as of the Stat Calc Date
1.000	3,371	697,223,569.53	100.00
Total	3,371	697,223,569.53	100.00

PRODUCT	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Calc Date	% of Aggregate Principal Balance Outstanding as of the Stat Calc Date
2/28 LIBOR	3,218	661,296,310.06	76.65
3/27 LIBOR	116	26,741,186.04	3.10
5/25 LIBOR	8	2,520,638.36	0.29
6 Month LIBOR	29	6,665,435.07	0.77
Fixed Rate 15 Year	62	12,087,144.14	1.40
Fixed Rate 15 Year 2nd	83	3,520,515.85	0.41
Fixed Rate 20 Year	8	383,435.28	0.04
Fixed Rate 20 Year 2nd	454	22,824,587.38	2.65
Fixed Rate 30 Year	522	126,716,108.03	14.69
Total	4,500	862,755,360.21	100.00